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                             January 2, 2024

       Jon Winkelried
       Chief Executive Officer
       TPG Inc.
       301 Commerce Street, Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 25,
2023
                                                            File No. 001-41222

       Dear Jon Winkelried:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 25, 2023

       Pay Versus Performance, page 51

   1. Refer to footnote (1) to your pay versus performance table. Please note that, for outstanding stock
awards and option awards, the calculations required by Item
                                                        402(v)(2)(iii)(C)(1) of
Regulation S-K should be determined based on the change in fair value from the end of
the prior fiscal year. The fair value of these awards should not be determined based on
other dates, such as the date of your initial public offering. Please ensure that you make
your Regulation S-K Item 402(v)(2)(iii)(C)(1) calculations starting with the end of your
prior fiscal year. See Regulation S-K Compliance & Disclosure
                                                        Interpretation
Questions 128D.14 and 128D.15 for guidance.
   2. We note that your peer group is the Standard & Poor's (S&P) 500 Index. If your
                                                        Regulation S-K Item
402(v)(2)(iv) peer group is an index, it should be the published industry or
line-of-business index used under Regulation S-K Item 201(e)(1)(ii), and not a broad market index. In
future filings, please ensure that your peer group is either a published industry or
line-of-business index or, if applicable, the companies used in the compensation discussion
and analysis under Regulation S-K Item 402(b). We note in this regard your use of the
Dow Jones U.S. Asset Manager Index in your stock performance graph reported pursuant
to Item 201(e) of Regulation S-K.
   3. It appears that you have not provided the relationship disclosures required by Regulation
 Jon Winkelried
TPG Inc.
January 2, 2024
Page 2
         S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation
         S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
       Please contact Eric Envall at 202-551-3234 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameJon Winkelried                                Sincerely,
Comapany NameTPG Inc.
                                                                Division of
Corporation Finance
January 2, 2024 Page 2                                          Disclosure
Review Program
FirstName LastName